DAVIS & company LEGAL ADVISORS since 1892

from the office of: Donna L. Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

RECEIVED
2004 AUG -3 A 9:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 23, 2004

file number: 50237-00001

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, DC 20549

04035948

SUPPL

Dear Sirs:

Re: GTECH International Resources Limited - Exemption No. 82-3779

We are solicitors for GTECH International Resources Limited (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY

Per: *Donna L Ornstein*

Donna L. Ornstein
Legal Assistant

dlw 8/3

DO/ram
Encls.

PROCESSED
AUG 03 2004
THOMSON FINANCIAL

July 23, 2004

RECEIVED
2004 AUG -3 A 9:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

GTECH INTERNATIONAL RESOURCES LIMITED

Rule 12(g)3-2(b)(1)(i)

INDEX

1. **Material filed with the Yukon Registrar of Companies as required by the Business Corporations Act (Yukon) and regulations thereunder ("Yukon") and with the Registrar of Companies or regulators as required to maintain the Company's registration in the Province of British Columbia ("BC")**

(a)	Incorporation Documents		
	(i)	Yukon	Not Applicable
(b)	Extra-provincial Registration		
	(i)	BC	Not Applicable
(c)	Annual Reports		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	Yukon	July 2, 2004
	(ii)	BC	Not Applicable
(e)	Annual Audited Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(f)	Quarterly Interim Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(g)	Special Resolution		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable

(s)	Notice of Intention to Sell by a Control Person	Not Applicable

3. Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)

(a)	Exchange Filing Statement	Not Applicable
(b)	BC Form 53-901F, Material Change Report	Not Applicable
(c)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	July 7, 2004
(f)	Annual Information Form	Not Applicable
(g)	Notice of Filing Annual Information Form under MI 45-102	Not Applicable
(h)	Prospectus	Not Applicable
(i)	Amendment to Prospectus	Not Applicable
(j)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(o)	Notice of Intention to Sell by a Control Person	Not Applicable
(p)	Notice of Dividends	Not Applicable
(q)	Notice of Proposed Private Placement – Exchange Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Not Applicable

YUKON BUSINESS CORPORATIONS ACT (Sections 107, 114, and 290) Form 1-03

NOTICE OF DIRECTORS AND OFFICERS OF
NOTICE OF CHANGE OF DIRECTORS AND OFFICER

LOI SUR LES SOCIÉTÉS PAR ACTIONS (ARTICLES 107, 114, ET 290) FORMULAIRE 1-03

AVIS CONCERNANT LES ADMINISTRATEURS/ADMINISTRATRICES ET LES DIRIGEANT/DIRIGEANTES (NOMINATION ET CESSATION DE FONCTIONS)

Yukon
Community Services
Services aux collectivités

1. CORPORATION NAME: GTECH INTERNATIONAL RESOURCES LIMITED

2. CORPORATE ACCESS NUMBER 22499

3. NOTICE IS GIVEN THAT ON THE

DD	MM	YYYY
02	07	2004

THE FOLLOWING PERSON(S) WERE APPOINTED
DIRECTORS

NAME	ADDRESS
Elizabeth Sy	Penthouse 1 - Laguna, One Roxas Triangle, Paseo De Roxas, Makati City, 1226, Philippines

4. NOTICE IS GIVEN THAT ON THE

DD	MM	YYYY
22	6	2004

THE FOLLOWING PERSON(S) CEASED TO HOLD OFFICE AS
DIRECTORS

NAME	ADDRESS
A.J. (Jim) McFaull	5 – 100 Lewes Boulevard, Whitehorse, YT Y1A 3W1

5. THE OFFICERS OF THE CORPORATION AS OF THIS DATE ARE:

NAME	OFFICE HELD
Ian Alistair Dennis	President and Secretary and CFO
Mervyn Jacobson	Chairman of the Board and CEO

6. DATE	SIGNATURE	TITLE
2 July 2004	[signature]	Director

Personal information contained on this form is collected under the *Business Corporations Act* and will be used to compile a public registry. For further information, contact the Manager, Corporate Affairs at (867) 667-5225, toll free within Yukon 1-800-661-0408.

YG(3037Q)F3 REV 10/2002

Computershare

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

July 05, 2004

To: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Subject: Gtech International Resources Corporation

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual & Special
2.	Class of Securities Entitled to Receive Notice	: Common
3.	Class of Securities Entitled to Vote	: Common
4.	CUSIP Number	: 36238L101
5.	Record Date for Notice	: August 04, 2004
6.	Record Date for Voting	: August 04, 2004
7.	Beneficial Ownership Determination Date	: August 04, 2004
8.	Meeting Date	: September 16, 2004
9.	Meeting Location	: Sydney
10.	Business	: Non-Routine

Yours Truly

COMPUTERSHARE TRUST COMPANY OF CANADA

"Mariano Banting"
Assistant Account Manager
Stock Transfer Dept., Client Services
Tel: 604.661.9479
Fax: 604.661.9401

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Company Name	Date of Filing	Document Type	File Format	File Size
GTECH INTERNATIONAL RESOURCES LIMITED	Jul 7 2004	News release - English	PDF	5 K
GTECH INTERNATIONAL RESOURCES LIMITED	Jul 5 2004	Notice of the meeting and record date - English	PDF	13 K
GTECH INTERNATIONAL RESOURCES LIMITED	Jun 30 2004	Notice of the meeting and record date - English	PDF	5 K

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